Confidential draft submission #5 as confidentially submitted to the Securities and Exchange Commission on September 15, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARDLYTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	26-3039436
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

675 Ponce de Leon Avenue NE, Suite 6000

Atlanta, Georgia 30308

(888) 798-5802

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott D. Grimes

Lynne M. Laube

Cardlytics, Inc.

675 Ponce de Leon Avenue NE, Suite 6000

Atlanta, Georgia 30308

(888) 798-5802

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole C. Brookshire Eric C. Jensen Richard C. Segal Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Kirk L. Somers Cardlytics, Inc. 675 Ponce de Leon Avenue NE, Suite 6000 Atlanta, Georgia 30308 (888) 798-5802	Robert V. Gunderson, Jr. Glen R. Van Ligten Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California 94063 (650) 321-2400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐	Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Confidential Draft Submission No. 5 (“Submission No. 5”) to the Draft Registration Statement on Form S-1 (“Draft Registration Statement”) is being submitted confidentially solely for the purpose of submitting certain exhibits indicated in Part II of this Submission No. 5 and updating Item 16 of the Draft Registration Statement and the Exhibit Index accordingly. This Submission No. 5 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws will provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

Our policy is to enter into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors’ rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2014 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2014 through the date of this registration statement, we have granted under our 2008 Plan options to purchase an aggregate of 12,090,902 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.05 to $12.51 per share. Of these, options to purchase an aggregate of 2,755,962 shares have been cancelled without being exercised. From January 1, 2014 through the date of this registration statement, an aggregate of 1,409,007 shares of our common stock were issued upon the exercise of stock options under the 2008 Plan, at exercise prices between $0.05 and $7.13 per share, for aggregate proceeds of approximately $1.5 million.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Restricted Securities Units

In June, August and October 2016, we granted restricted securities units in an aggregate amount of $1.0 million to certain of our executive officers and key employees. The restricted securities units are denominated in convertible promissory notes. Such convertible promissory notes will be issued to the executive officer or key employee upon the satisfaction of the vesting requirements described below.

The restricted securities units include a service-based vesting requirement that requires the executive officer or key employee to remain employed by us and a liquidity event-based vesting requirement. The liquidity event-based vesting requirement will be satisfied upon completion of this offering.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock, Common Stock and Warrants

In September 2014, we issued an aggregate of 4,794,553 shares of our Series F redeemable convertible preferred stock to three accredited investors at a per share price of $12.5142, for aggregate consideration of approximately $60.0 million.

In July 2016, we issued a warrant to purchase up to 388,500 shares of our common stock at a price per share of $5.00 to National Electrical Benefit Fund.

In May 2017, we sold an aggregate of 1,385,358 shares of our Series G redeemable convertible preferred stock at a price of $8.61895 per share for aggregate gross proceeds of approximately $11.9 million.

In May 2017, we issued an aggregate of 5,183,015 shares of our Series G’ redeemable convertible preferred stock upon conversion of outstanding promissory notes.

In May 2017, we issued an aggregate of 3,205,318 shares of common stock upon conversion of outstanding promissory notes.

In May 2017, we issued warrants to purchase an aggregate number of shares of our common stock equal to the product obtained by multiplying 1,385,358 by a fraction, the numerator of which is the difference between $17.2379 and the volume weighted-average closing price of our common stock over the 30 trading days (or such lesser number of days as our common stock has been traded on the Nasdaq Global Market) prior to the date on which such warrants become exercisable and the denominator of which is such volume weighted-average closing price, which warrants are exercisable upon the earlier to occur of the date (i) 180 days following the date of this prospectus and (ii) 10 days prior to a sale of our company, at an exercise price of $0.0001 per share.

In June 2017, we issued a warrant to purchase up to 70,000 shares of common stock at a price per share of $6.92 to National Electrical Benefit Fund.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Issuances of Convertible Promissory Notes

In June and September 2016, we sold convertible promissory notes in an aggregate principal amount of approximately $23.7 million to Aimia EMEA Limited, in consideration for the transfer to us of our joint operations in the United Kingdom with entities affiliated with Aimia Inc.

In April, May, June and July 2016, we sold convertible promissory notes in an aggregate principal amount of $27.0 million to our founders and twelve accredited investors.

In July 2016, we issued an unsecured convertible promissory note in an aggregate principal amount of $6.0 million to National Electrical Benefit Fund, at an interest rate of 10% per year, compounded annually.

These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, in reliance on the recipient’s status as an “accredited investor” as defined in Rule 501(a) of Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on the          day of                 , 2017.

CARDLYTICS, INC.

By:
Scott D. Grimes Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Scott D. Grimes and Lynne M. Laube, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Scott D. Grimes	Chief Executive Officer and Director (Principal Executive Officer)	, 2017

David T. Evans	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

Lynne M. Laube	Director	, 2017

David L. Adams	Director	, 2017

John V. Balen	Chairman of the Board of Directors	, 2017

Mark A. Johnson	Director	, 2017

Robert Legters	Director	, 2017

Bryce Youngren	Director	, 2017

Tony Weisman	Director	, 2017

John Klinck	Director	, 2017

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Amended and Restated Certificate of Incorporation of Cardlytics, Inc., as amended and as currently in effect.
3.2†	Form of Amended and Restated Certificate of Incorporation of Cardlytics, Inc. to be effective upon the completion of this offering.
3.3†	Amended Bylaws of Cardlytics, Inc., as currently in effect.
3.4†	Form of Amended and Restated Bylaws of Cardlytics, Inc. to be effective upon completion of this offering.
4.1†	Form of common stock certificate of Cardlytics, Inc.
4.2†	Amended and Restated Investors’ Rights Agreement by and among Cardlytics, Inc. and certain of its stockholders, dated September 18, 2014.
5.1†	Opinion of Cooley LLP.
10.1+†	2008 Stock Plan and Forms of Option Agreement, Notice of Stock Option Grant, Exercise Notice, and Restricted Stock Purchase Agreement thereunder, as amended to date.
10.2+†	2017 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.
10.3+†	2017 Employee Stock Purchase Plan.
10.4+†	Non-Employee Director Compensation Plan to be in effect upon the completion of this offering.
10.5+†	2016 Bonus Plan of Cardlytics, Inc.
10.6+†	2017 Bonus Plan of Cardlytics, Inc.
10.7+†	Form of restricted securities unit award of Cardlytics, Inc.
10.8+†	Form of Indemnification Agreement by and between Cardlytics, Inc. and each of its directors and executive officers.
10.9+†	Offer Letter Agreement, dated as of June 24, 2014, by and between Cardlytics, Inc. and Kirk L. Somers, as amended to date.
10.10+†	Offer Letter Agreement, dated as of June 11, 2014, by and between Cardlytics, Inc. and David T. Evans.
10.11+†	Form of Separation Pay Agreement by and between Cardlytics, Inc. and each of Scott D. Grimes, Lynne M. Laube and Kirk L. Somers.
10.12+†	Form of Separation Pay Agreement by and between Cardlytics, Inc. and David T. Evans
10.13†	Office Lease Agreement, dated as of August 5, 2013, by and between Cardlytics, Inc. and Jamestown Ponce City Market, L.P., as amended to date.
10.14†	Credit Agreement, dated as of July 21, 2016, by and among Cardlytics, Inc., Columbia Partners, L.L.C. Investment Management and National Electrical Benefit Fund.
10.15†	Loan and Security Agreement, dated September 14, 2016 by and among Cardlytics, Inc., Ally Bank and Pacific Western Bank.
10.16#	General Services Agreement, dated as of November 5, 2010 by and between Cardlytics, Inc. and Bank of America, N.A., as amended to date.
10.17#	Software License, Customization and Maintenance Agreement, dated as of November 4, 2010 by and between Cardlytics, Inc. and Bank of America, N.A., as amended to date.
21.1†	Subsidiaries of Cardlytics, Inc.
23.1†	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2†	Consent of Cooley LLP (included in Exhibit 5.1).
24.1†	Power of Attorney. Reference is made to the signature page hereto.
99.1*	Consent of Frost & Sullivan.

†	To be filed by amendment.
*	Previously filed.
+	Indicates management contract or compensatory plan.
#	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.